

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

William Rouhana
Chief Executive Officer
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, CT 06807

   Re: Chicken Soup for the Soul Entertainment, Inc.
     Registration Statement on Form S-1
     Filed December 8, 2020
     File No. 333-251202

Dear Mr. Rouhana:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Brian L. Ross